Exhibit 4.4

State of Delaware

Secretary of State

Division of Corporations

Delivered 05:56 PM 06/27/2011

FILED 05:38 PM 06/27/2011

SRV 110767047 – 5002943 FILE

CERTIFICATE OF FORMATION

OF

CARRIZO (EAGLE FORD) LLC

This Certificate of Formation of Carrizo (Eagle Ford) LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

Article One

The name of the Company is Carrizo (Eagle Ford) LLC.

Article Two

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the Company’s registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 27th day of June, 2011.

By:	/s/ Marcus Bolinder
Marcus Bolinder Authorized Person